UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2019

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Sierra Wireless Announces Results of Annual Shareholders’ Meeting

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 24, 2019--Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) (“Sierra Wireless” or the “Company”) is pleased to announce the results from its annual general meeting of shareholders (the “Meeting”) held on May 23, 2019.

All of the seven nominees proposed by management for election to the Board of Directors at the Meeting and listed in the Company’s Management Information Circular dated April 15, 2019 were elected. The Directors will remain in office until the next annual meeting of shareholders, or until their successors are elected or appointed.

The results of the vote on the election of the Board of Directors are as follows:

Board of Directors	Votes in Favour		Votes Withheld
	Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
Gregory D. Aasen	13,264,817	94.75%	734,311	5.25%
Robin A. Abrams	13,184,529	94.18%	814,597	5.82%
Paul G. Cataford	13,253,059	94.67%	746,068	5.33%
Joy Chik	13,326,951	95.20%	672,176	4.80%
Russell N. Jones	13,769,428	98.36%	229,698	1.64%
Thomas Sieber	13,750,859	98.23%	248,267	1.77%
Kent P. Thexton	13,660,833	97.58%	338,295	2.42%

The other items of business at the Meeting were to (i) appoint Ernst & Young LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration of the auditors; and (ii) consider and, if deemed advisable, approve a resolution to accept the Company’s approach to executive compensation.

By resolution passed by a show of hands, Ernst & Young LLP, Chartered Professional Accountants, were appointed as auditors of the Company for the ensuing year. Proxies received as of the close of business on May 21, 2019 with respect to the reappointment of Ernst & Young LLP, Chartered Professional Accountants, were voted as follows: 26,615,656 common shares (representing 98.25% of the common shares voted), voted for, and 474,128 common shares (representing 1.75% of the common shares voted), withheld.

By resolution passed by a show of hands, the shareholders approved a resolution to accept the Company’s approach to executive compensation. Proxies received as of the close of business on May 21, 2019 were voted as follows: 13,021,662 common shares (representing 93.60% of the common shares voted), voted in favor, and 890,049 common shares (representing 6.40% of the common shares voted), voted against.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

CONTACT:
Media Contact:
Kim Homeniuk
+1 (604) 233-8028
khomeniuk@sierrawireless.com

Investor Contact:
David Climie
+1 (604) 231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	May 24, 2019